Linklaters

Avocats à la Cour de Paris
Solicitors of the Supreme Court of England and Wales

25 rue de Marignan
75008 Paris
Telephone (33) 1 56 43 56 43
Facsimile (33) 1 43 59 41 96
Palais J 030

Facsimile

September 1, 2005

	Recipient Name	Recipient Fax Number
To	Jason Wynne, Securities and Exchange Commission	+1 202 772 9369
	John Weitzel, Securities and Exchange Commission	+1 202 772 9268
	Karl Hiller, Securities and Exchange Commission	+1 202 772 9268
cc	Luis Roth, Linklaters	

From	Thomas N. O'Neill III
Direct Line	+33 1 56 43 58 82
Direct Fax	+33 1 43 59 41 96
Number of Pages	7 including this cover sheet

Compagnie Générale de Géophysique, or General Geophysics Company ("CGG")

As per our conversations and those with my colleague Luis Roth, please find enclosed a draft response to the Staff of the Division of Corporation Finance's (the "Staff's) comment letter to Compagnie Générale de Géophysique dated August 11, 2005. As we understand that you have been kind enough to review this response in advance of its filing in view of the limited number of comments, we would anticipate filing the response on EDGAR, together with together with an amended Form 20-F/A Annual Report, when the Staff indicates that it is satisfied with CGG's response.

In addition, we would amend CGG's S-4/F-4 Registration Statement filed on July 13, 2005 to incorporate by reference CGG's submissions on Form 6-K after July 13, 2005 and prior to the date of effectiveness of such Registration Statement, including those dated August 31, 2005 and September 7, 2005 (which will include CGG's semi-annual results announcement).

Please call Luis Roth on +33 1 56 43 58 42 or Tom O'Neill on +33 1 56 43 58 82 should you have any questions or if we may otherwise be of assistance.

Yours sincerely

Thomas N. O'Neill III

A05436498/0.2/02 Sep 2005

Linklaters

Avocats à la Cour de Paris
Solicitors of the Supreme Court of England and Wales

25 rue de Marignan
75008 Paris
Telephone +33 1 56 43 56 43
Facsimile +33 1 43 59 41 96
Palais J 030
Direct Line +33 1 56 43 58 82

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

DRAFT

September [●], 2005

Our Ref   L-096813

Dear Mr. Schwall,

General Geophysics Company Registration Statement on Forms F-4 and S-4 Filed on July 13, 2005 (File No. 333-126556) and Annual Report on Form 20-F for the year ended December 31, 2004 Filed April 18, 2005 (File No. 01-14622)

We refer to the Staff's comment letter dated August 11, 2005 on the above-referenced Registration Statement on Forms F-4 and S-4 (the "**Registration Statement**") and the above-referenced Annual Report on Form 20-F (the "**Annual Report**") of General Geophysics Company (the "**Company**").

Set forth below in detail are the Company's responses to the Staff's comments. For your convenience, each comment is repeated below, prior to the response. The Company will submit for filing with the Securities and Exchange Commission (the "**Commission**") an amended Annual Report on Form 20-F/A (the "**Amended Annual Report**") and an Amendment No. 1 to the Registration Statement on Forms F-4 and S-4 incorporating by reference the Amended Annual Report after it has fully addressed all of the Staff's comments. For your information, the text of the proposed disclosure in the Amended Annual Report, marked to show changes against the Annual Report as currently filed, is attached in Annex A and Annex B.

<u>Forms F-4 and S-4 and Form 20-F for the Year Ended December 31, 2004</u>

<u>General</u>

1.   *Please note that our staff continues to review the company's no-action request. We may have further comment.*

Based on the Staff's telephone conversation with Linklaters on August 18, 2005, the Company understands that the request for "no action" relief will not be granted because it is the Staff's view that the Company may rely on the relevant provisions of Rule 3-10 under Regulation S-X of the Securities Act of 1933 (and the adopting release relating thereto) without availing itself of such relief.

A list of the names of the partners and their professional qualifications is open to inspection at the above office. The partners are solicitors, registered foreign lawyers or registered European lawyers.

Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.
A05385204/0.11/02 Sep 2005

Linklaters

<u>Operating and Financial Review and Prospects, page 29</u>

<u>Liquidity and Capital Resources, page 39</u>

2.   *We note that you have presented the non-GAAP measure "Operating Results Before Depreciation and Amortization." Given that you have characterized this measure as being indicative of your operating cash flow and ability to meet debt service and capital expenditure requirements, the guidance in Item 10(e)(1)(i)(B) of Regulation S-K would tend to require that you reconcile the measure to operating cash flow rather than operating income. Please revise your filing accordingly. Please also ensure that you have met the requirements outlined in paragraph (1)(ii)(A) of this guidance, regarding adjustments to non-GAAP liquidity measures in Commission filings.*

<u>Response</u>

In response to the Staff's comment, the Company will replace the reconciliation of "Operating Results Before Depreciation and Amortization" (**"ORBDA"**) appearing in Item 5, page 41 of the Annual Report with the reconciliation of ORBDA to *Net cash provided by operating activities*, as presented in the consolidated statements of cash-flows on page F-5 of the Annual Report. The replacement text appears at Annex A to this Letter.

Regarding the requirements outlined in paragraph (1) (ii) (A) of Item 10(e) of Regulation S-K, we refer to Question 10 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003. The Staff answered that question by stating that information about a material term of an agreement that is material to a company's financial condition and/or liquidity may require disclosure about the measure if it is material to an understanding of the company's financial condition and liquidity, even if it is otherwise prohibited by Item 10(e) of Regulation S-K.

The Company's U.S.$60 million syndicated credit facility dated March 12, 2004 described on page 41 of the Annual Report contains a financial covenant providing a maximum level of 2:1 for the Company's ratio of consolidated net debt to ORBDA. The Company believes that this covenant is a material term of a material agreement. In light of this belief, the Company intends to replace the paragraph on pages 40-41 of the Annual Report introducing ORBDA with the introductory paragraph appearing at Annex A to this Letter.

The purpose of disclosing ORBDA as a liquidity measure is to provide a comparable measure of liquidity from one period to another by excluding the effect of specific events not likely to recur within two years. The Company understands that this measure is used by certain investors to determine its operating cash-flow and historical ability to meet debt service and capital expenditure requirements.

<u>Financial Statements</u>

<u>Note 1 - Summary of Significant Accounting Policies, page F-7</u>

<u>Multi-Client Survey Accounting, page F-8</u>

<u>Revenue Recognition</u>

3.   *We note your disclosure stating that "[w]ithin thirty days of execution and access, the client may exercise the Company's warranty that all the data conforms to technical specifications." Please expand your disclosure to further clarify whether this provision constitutes a right-of-return. If this is the case, please also explain how this contingency has factored into the timing of revenue recognition.*

Linklaters

Response

In the Company's multi-client activity, clients see the seismic data they intend to use before signing non-exclusive license agreements and accept the data on an "as is" basis. The Company provides the seismic data on magnetic cartridges that are sometimes subject to technical malfunctions in the copying of data. The Company provides a warranty of technical conformity only. As a result, this provision is not a right-of-return of the data since the client can only request the replacement of the magnetic cartridge if the cartridge it originally received does not function. This clause is common in the Company's industry and is not comparable to a cancellation clause. This contingency is not factored into the timing of the Company's revenue recognition, as it does not constitute a right of return. The cost of providing new magnetic cartridges is negligible.

The Company intends to revise its disclosure as set forth in the fourth paragraph of "Multi-client survey accounting" in the attached Annex B.

4.   *We note that the nature of your business requires the movement of people and equipment to a designated location. Please disclose your accounting policy pertaining to payments that you receive during periods of mobilization.*

Response

The Company recognizes payments that it receives during periods of mobilization as advance billing and these payments appear in the balance sheet in the item "Advance billings to customers". The Company recognizes revenues when production is begun, consistent with the technical progress of the project.

The Company intends to revise its disclosure as set forth in the second paragraph of "Multi-client survey accounting" in the attached Annex B.

5.   *Please describe any contractual provisions associated with surveys in process establishing target dates for progress or completion, and extending rights to customers for a return of funds if milestones such as these are not met. Also describe any contractual provisions requiring you to share future revenues with pre-commitment or other customers. Disclose the manner by which you have factored any such arrangements into your recognition policy.*

Response

In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company must reconsider the final payment to be received from the customer if certain milestones are not met. When the Company becomes aware that contractual targets cannot be reached, the Company reduces its revenues.

The Company is not a party to any contractual provisions requiring it to share future revenues with pre-commitment or other clients.

The Company intends to revise its disclosure as set forth in the second paragraph of "Exclusive survey accounting" in the attached Annex B.

* * * * *

Linklaters

Should the Staff have any questions or require any additional information, please telephone Thomas N. O'Neill III (tel: +331 5643 5882) or Luis Roth (tel: +331 5643 5842). For your convenience, our e-mail addresses are tom.oneill@linklaters.com and luis.roth@linklaters.com, respectively.

Yours sincerely

Thomas N. O'Neill III/Luis Roth

cc :   Jason Wynn, Securities and Exchange Commission
John Weitzel, Securities and Exchange Commission
Karl Hiller, Securities and Exchange Commission
Michel Ponthus, Compagnie Générale de Géophysique
Beatrice Place-Faget, Compagnie Générale de Géophysique
Erwan Candau, Barbier Frinault & Autres, Ernst & Young
Nicolas Pfeuty, Mazars & Guerard

Linklaters

ANNEX A

"ORBDA" (Operating Result Before Depreciation and Amortization, previously denominated "Adjusted EBITDA") is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. If we fail to meet this ratio and do not obtain a waiver, we may be unable to borrow under the syndicated credit facility and may be compelled to repay amounts outstanding under the facility. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. ORBDA is not a measure of financial performance under French GAAP, U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP, U.S. GAAP or IFRS.

The following table presents a reconciliation of "Operating Results Before Depreciation and Amortization" ("ORBDA") to *Net cash provided by operating activities* for the periods indicated as follows:

	December 31,		
	2004	2003	2002
	(in million of euros)		
ORBDA	**165.4**	**162.3**	**210.1**
Interests and other financial income and expense - net	(22.4)	(21.0)	(32.6)
Exchange gains - net	4.4	4.6	7.9
Income tax expense	(9.7)	(3.1)	(17.4)
Deferred income tax	(12.7)	(11.6)	2.0
Other non-cash items	(7.7)	(20.1)	(19.0)
Non-recurring gains (losses)	0.1	(7.8)	69.1
Less net gain on sale of asset	(10.5)	(6.0)	(4.3)
Dividends received from equity companies	-	(0.7)	-
Increase (decrease) in other long-term liabilities	3.6	(5.4)	5.9
(Increase) decrease in trade accounts and notes receivables	(28.5)	16.0	60.5
(Increase) decrease in inventories and work in progress	(11.0)	(0.2)	16.7
(Increase) decrease in other current assets	11.7	70.3	(77.1)
Increase (decrease) in trade accounts and notes payables	16.0	(10.6)	0.6
Increase (decrease) in other current liabilities	(13.5)	6.6	(4.9)
Less variation of current assets allowance included above	6.7	7.2	1.5
Net cash provided by operating activities	**91.9**	**180.5**	**219.0**

Linklaters

ANNEX B

Multi-client survey accounting

Revenue recognition:

Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys ("After-sales").

Pre-commitments — Generally the Company obtains pre-commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company recognizes payments that it receives during periods of mobilization as advance billing and these payments appear in the balance sheet in the item "Advance billings to customers".

The Company recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.

After-sales — Generally the Company grants a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of the Company's multi-client data library in exchange for a fixed and determinable payment. The Company recognizes after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise the Company's warranty that ~~all the data conforms to technical specifications~~ the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

After-sales volume agreements — The Company enters into a customer arrangement in which the Company agrees to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specified blocks for a limited period of time. The Company recognizes revenue when the blocks are selected and the client has been granted access to the data.

Exclusive survey accounting (Proprietary/Contract services)

In exclusive surveys, the Company performs seismic services for a specific customer. The Company recognizes proprietary/contract revenue as the services are rendered. The Company evaluates the progress to date, in a manner generally consistent with the physical progress of the project, and recognizes revenue based on the ratio of the project cost incurred during that period to the total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.

The Company may be bound to reconsider the final payment to be received from the customer if certain milestones are not met. When the Company becomes aware that contractual targets cannot be reached, the Company reduces its revenues accordingly.